ASANKO GOLD ANNOUNCES CHANGES TO ITS SHARE OPTION PLAN

Vancouver, British Columbia, May 23, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) announces that the board of directors of the Company (the “Board”) has approved minor amendments to the Company’s incentive Share Option Plan (“SOP”) which will be presented to shareholders at the Annual Meeting scheduled for June 9, 2017. While the SOP fully complies with the rules and policies of the Toronto Stock Exchange, the Board has approved these changes with the goal of bringing its SOP in line with best practice and Institutional Shareholder Services (“ISS”) recommendations.

The amendments to the SOP (i) increase the threshold for the acceleration of vesting of options under the SOP in the event of a change of control of Asanko (other than for all-cash transactions) from a single trigger to a double trigger and (ii) reduce the percentage of common shares of the Company (the “Shares”) which may be reserved under the SOP from 10% to 9% of the issued and outstanding Shares.

Shareholders may view a copy of the amended SOP under the Company’s profile on SEDAR at www.sedar.com.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting at the Annual General and Special Meeting may contact Asanko’s Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184
International: +1 416-304-0211 outside Canada and the US
By Email: assistance@laurelhill.com

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck – VP Corporate Development and Investor Relations
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.